SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

___________________________

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF A

CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ____

________________________

CITIBANK, N.A.

A National Banking Association

13-5266470

(I.R.S. employer

identification no.)

399 Park Avenue, New York, New York

10043

(Address of principal executive office)

(Zip Code)

_______________________

BMW AUTO LEASING LLC

 (Exact name of Obligor specified in its charter)

Delaware

51-6518223

(State or other jurisdiction of

(I.R.S. employer

incorporation or organization)

identification no.)

300 Chestnut Ridge Road

Woodcliff Lake, New Jersey

07677

BMW VEHICLE  VEHICLE LEASE TRUST 2007-1

(Exact name of Obligor specified in its charter)

Delaware

Applied for

(State or other jurisdiction of

(I.R.S. employer

incorporation or organization)

identification no.)

c/o Wilmington Trust Company, as Owner Trustee

Attn: Corporate Trust Administration

Rodney Square North

1100 North Market Street

Wilmington, Delaware

19890-1600

Or such other address specified in the applicable

Prosepctus Supplement

(Address of principal executive offices)

(Zip Code)

_________________________

Asset Backed Securities

Title of Indenture Securities

Item 1.

General Information.

Furnish the following information as to the trustee:

(a)

Name and address of each examining or supervising authority to which it is subject.

Name

Address

Comptroller of the Currency

Washington, D.C.

Federal Reserve Bank of New York

New York, NY

33 Liberty Street

New York, NY

Federal Deposit Insurance Corporation

Washington, D.C.

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.

Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.

List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect.  (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business.  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers.  (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 - Copy of existing By-Laws of the Trustee.  (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939.  (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2007 - attached)

Exhibit 8 -  Not applicable.

Exhibit 9 -  Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 22nd day of  October, 2007.

CITIBANK, N.A.

By

s/Nancy Forte____________

Nancy Forte

Assistant Vice President